VIA EDGAR

May 16, 2017

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:Mr. Wilson K. Lee, Senior Staff Accountant

Mr. Howard Efron, Staff Accountant

Re:Uniti Group Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 23, 2017

File No. 1-36708

Dear Mr. Lee:

This letter sets forth the response of Uniti Group Inc. (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) dated, and received by email on, May 9, 2017. For your convenience, we have included each of the Staff’s comments below, immediately followed by our response thereto.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements

Note 4. Business Combinations, page 57

1.

We note that you assigned a 30 year life to customer relationship intangible assets on the Tower-Cloud, Inc. acquisition.  Please tell us how you evaluated the guidance in paragraph 350-30-35-3 of the Financial Accounting Standards Codification in determining that your determined useful life is appropriate.  Your response should highlight the characteristics of the customer list that support all the pertinent factors considered in your analysis.  In addition on page 52 of your notes to the financial statements, you indicate that customer list intangible assets are amortized using the sum-of-the-digits method.  However, on page 37, you indicate that it is amortized using the straight-line method.  Please clarify and revise disclosures in future periodic filings to correct the discrepancy.

Response:  The Company acknowledges the Staff’s comment and respectfully submits

The Communications REIT	10802 Executive Center Drive	T 501 850 0820
	Benton Building, Suite 300	F 501 537 0769
	Little Rock, AR 72211	uniti.com

that the determination of the useful life for the customer relationship intangible assets acquired in the acquisition of Tower Cloud, Inc. (“Tower Cloud”) was based upon available data and relevant factors noted in ASC 350-30-35-3.  The Company evaluated the existence of contractual provisions, obsolescence, demand, competition, and level of costs associated with obtaining the expected future cash flows, which could impact or limit the useful life of the intangible assets, noting no factors that would change the Company’s conclusions regarding the useful life.

Furthermore, the Company determined the useful life for the customer relationship intangible assets acquired from Tower Cloud by applying an income approach (using the multi-period excess earnings method with a discount rate commensurate to the risk of the asset) and resulted from two key considerations: attrition rate and cumulative present value of cash flows, including assessing the period over which the assets are expected to contribute to the Company’s future cash flows.  The Company supported a 30-year life based on the length of time for the cash flows from those customers to be deemed no longer meaningful. In evaluating the attrition rate, the Company considered historical data from both the exhibited historical attrition rates for Tower Cloud's customers as well as exhibited historical attrition rates for market participants in the lit services industry.

After consideration of all relevant factors, the Company concluded that a 30 year life was appropriate for the customer relationship intangible assets resulting from the acquisition of Tower Cloud.

Additionally, the Company acknowledges the discrepancy in the disclosure regarding the method used to amortize the Company’s customer list intangible assets.  The Company has customer list intangible assets related to its Consumer CLEC Business, which were brought over at carry-over basis at the time of the Company’s spin-off from Windstream Holdings, Inc. in 2015.  These customer lists intangible assets are amortized using the sum-of-the-digits method.  In addition, the Company has customer list intangible assets acquired in acquisitions completed since the spin-off, which are amortized using the straight-line method.  In future periodic filings, the Company will clarify its use of both methods and quantify the amount of customer list intangible assets amortized under each method.

Schedule III – Real Estate Investments and Accumulated Depreciation, page S-6 & S-7

2.   Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes.  Reference is made to Rule 12-28 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will include in future periodic filings disclosure in a note to the gross amount column the Company’s aggregate cost for Federal income tax purposes.

The Communications REIT	10802 Executive Center Drive	T 501 850 0820
	Benton Building, Suite 300	F 501 537 0769
	Little Rock, AR 72211	uniti.com

We believe the above responses address all of your comments.  However, if you have further comments or need additional information, please feel free to contact me directly at (501) 850-0866.

Sincerely,

/s/ Mark A. Wallace

Mark A. Wallace

Executive Vice President – Chief Financial Officer and Treasurer

The Communications REIT	10802 Executive Center Drive	T 501 850 0820
	Benton Building, Suite 300	F 501 537 0769
	Little Rock, AR 72211	uniti.com